UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.    )1

Nuveen Florida Quality Income Municipal Fund
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

670978105
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 670978105

1	NAME OF REPORTING PERSON WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 819,211
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 819,211
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 819,211
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 670978105

1	NAME OF REPORTING PERSON ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 819,212
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 819,212
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 819,212
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 670978105

1	NAME OF REPORTING PERSON WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 275,876
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 275,876
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 275,876
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 670978105

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,431
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 300,431
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,431
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 670978105

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 242,504
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 242,504
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 242,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 670978105

1	NAME OF REPORTING PERSON BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 67,385
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 67,385
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,385
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 670978105

1	NAME OF REPORTING PERSON BENCHMARK PLUS PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,218
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 50,218
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,218
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 670978105

1	NAME OF REPORTING PERSON BENCHMARK PLUS MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 117,603
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 117,603
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 670978105

1	NAME OF REPORTING PERSON ROBERT FERGUSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 117,603
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 117,603
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 670978105

1	NAME OF REPORTING PERSON SCOTT FRANZBLAU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 117,603
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 117,603
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 670978105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.01 per share (the “Shares”), of Nuveen Florida Quality Income Municipal Fund (the “Issuer”).  The address of the principal executive offices of the Issuer is c/o Nuveen Investments, 333 West Wacker Drive, Chicago, Illinois 60606.

Item 2.	Identity and Background.

(a)           This statement is filed by Western Investment LLC, a Delaware limited liability company (“WILLC”), Western Investment Hedged Partners L.P., a Delaware limited partnership (“WIHP”), Western Investment Total Return Partners L.P., a Delaware limited partnership (“WITRP”), Western Investment Total Return Fund Ltd., a Cayman Islands corporation (“WITRL”), Arthur D. Lipson (“Mr. Lipson,” and together with WILLC, WIHP, WITRP and WITRL, the “Western Entities”), Benchmark Plus Institutional Partners, L.L.C., a Delaware limited liability company (“BPIP”), Benchmark Plus Partners, L.L.C., a Delaware limited liability company (“BPP”), Benchmark Plus Management, L.L.C., a Delaware limited liability company (“BPM”), Scott Franzblau (“Mr. Franzblau”) and Robert Ferguson (“Mr. Ferguson,” and together with BPIP, BPP, BPM and Mr. Franzblau, the “Benchmark Entities”).  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

WILLC has sole voting and investment power over WIHP’s, WITRP’s and WITRL’s security holdings and Mr. Lipson, in his role as the managing member of WILLC, controls WILLC’s voting and investment decisions.  BPM is the managing member of each of BPIP and BPP, and Messrs. Franzblau and Ferguson, in their roles as managing members of BPM, have sole voting and investment control over BPIP’s and BPP’s security holdings.

Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of WILLC, WIHP, WITRP, WITRL and Mr. Lipson is 7050 S. Union Park Center, Suite 590, Midvale, Utah 84047.  The officers and directors of WITRL and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.

The principal business address of each of BPIP, BPP, BPM, Mr. Franzblau and Mr. Ferguson is 820 A Street, Suite 700, Tacoma, Washington 98402.

(c)           The principal business of WILLC is acting as the investment manager of WITRL and the general partner of each of WIHP and WITRP.  The principal occupation of Mr. Lipson is acting as managing member of WILLC.  The principal business of each of WIHP, WITRP and WITRL is acquiring, holding and disposing of investments in various companies.

The principal business of BPIP and BPP is acquiring, holding and disposing of investments in various companies.  The principal business of BPM is acting as the managing member of BPIP and BPP.  The principal occupation of Mr. Ferguson is acting as a managing member of BPM.  The principal occupation of Mr. Franzblau is acting as a managing member of BPM.

CUSIP NO. 670978105

(d)           No Reporting Person, nor any person listed on Schedule B annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule B annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Lipson, Franzblau and Ferguson are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 819,211 Shares beneficially owned by WILLC is approximately $9,502,795.  The Shares beneficially owned by WILLC consist of 400 Shares that were acquired with WILLC’s working capital, 275,876 Shares that were acquired with WIHP’s working capital, 300,431 Shares that were acquired with WITRP’s working capital and 242,504 Shares that were acquired with WITRL’s working capital.

The aggregate purchase price of the Share directly owned by Mr. Lipson is $15.00.

The aggregate purchase price of the 117,603 Shares beneficially owned by BPM is approximately $1,362,135.  The Shares beneficially owned by BPM consist of 67,385 Shares that were acquired with BPIP’s working capital and 50,218 Shares that were acquired with BPP’s working capital.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were significantly undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth in this Schedule 13D or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management, the Board of the Issuer and other stockholders of the Issuer concerning the business, operations and future plans of the Issuer.  The Reporting Persons are concerned by the persistent discount to net asset value at which the Shares have been trading and believe that the Issuer should take appropriate action to cause the discount to net asset value to be eliminated or reduced.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels and/or discount to net asset value of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, commencing a tender offer, making additional shareholder proposals concerning, among other things, changes to the capitalization, ownership structure or operations of the Issuer or replacement of the Issuer’s investment manager with an investment manager that is concerned with the discount to net asset value at which the Shares have been trading and that will take action to eliminate or reduce such discount, purchasing additional Shares, opposing any transaction resulting in a change of control of the Issuer’s investment manager unless the persistent and excessive discount to net asset value at which the Issuer continues to trade is addressed, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

The Issuer, a fund with an investment strategy of investing substantially all of its assets in a diversified portfolio of tax-exempt Florida municipal obligations, is seeking shareholder approval to merge into Nuveen Premium Income Municipal Fund 2, Inc., a fund with an investment strategy of investing substantially all of its assets in tax-exempt municipal obligations.  The Reporting Persons intend to oppose this merger unless the Issuer’s shareholders are given the right to redeem their shares, or otherwise exit the Issuer, at net asset value (“NAV”) or a price very close to NAV, given that the original business purpose of the Issuer is no longer an appropriate investment objective.

CUSIP NO. 670978105

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 14,154,895 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2008, as reported in the Issuer’s Certified Shareholder Report of Registered Management Investment Companies on Form N-CSRS, filed with the Securities and Exchange Commission on January 9, 2009.

As of the close of business on March 27, 2009, WIHP, WITRP and WITRL beneficially owned 275,876, 300,431 and 242,504 Shares, respectively, representing approximately 1.9%, 2.1% and 1.7%, respectively, of the Shares outstanding.  As the investment manager of WITRL and the general partner of each of WIHP and WITRP, WILLC may be deemed to beneficially own the 818,811 Shares owned in the aggregate by WIHP, WITRP and WITRL, constituting approximately 5.8% of the Shares outstanding, in addition to the 400 Shares it holds directly.  As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the 819,211 Shares beneficially owned by WILLC, constituting approximately 5.8% of the Shares outstanding, in addition to the Share he holds directly.  As members of a group for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, the Western Entities may be deemed to beneficially own the 117,603 Shares owned by the other Reporting Persons.  The Western Entities disclaim beneficial ownership of such Shares.

As of the close of business on March 27, 2009, BPIP and BPP beneficially owned 67,385 and 50,218 Shares, respectively, constituting less than 1% and less than 1%, respectively, of the Shares outstanding.  As the managing member of each of BPIP and BPP, BPM may be deemed to beneficially own the 117,603 Shares owned in the aggregate by BPIP and BPP, constituting less than 1% of the Shares outstanding.  As managing members of BPM, Messrs. Franzblau and Ferguson may be deemed to beneficially own the 117,603 Shares beneficially owned by BPM, constituting less than 1% of the Shares outstanding.  As members of a group for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, the Benchmark Entities may be deemed to beneficially own the 819,212 Shares owned by the other Reporting Persons.  The Benchmark Entities disclaim beneficial ownership of such Shares.

(b)           Each of WILLC and Mr. Lipson is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by the Western Entities by virtue of their respective positions as described in Item 2.

Each of BPM and Messrs. Franzblau and Ferguson is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by the Benchmark Entities by virtue of their respective positions as described in Item 2.

CUSIP NO. 670978105

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market, unless otherwise noted.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 30, 2009, WILLC, WIHP, WITRP, WITRL, Mr. Lipson, BPIP, BPP, BPM, Mr. Ferguson and Mr. Franzblau entered into a Joint Filing Agreement  (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of the Shares, which transactions may be significant in amount. The profit, loss and/or return on such additional contracts may be wholly or partially dependent on the market value of the Shares, the relative value of such shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which such shares may be included, or a combination of any of the foregoing.  The Reporting Persons may also, from time to time, enter into stock loan agreements with one or more counterparties in the ordinary course of business pursuant to which the Reporting Persons may lend their Shares subject to recall at their discretion.

Other than as otherwise described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Western Investment LLC, Western Investment Hedged Partners L.P., Western Investment Total Return Partners L.P., Western Investment Total Return Fund Ltd., Arthur D. Lipson, Benchmark Plus Institutional Partners, L.L.C., Benchmark Plus Partners, L.L.C., Benchmark Plus Management, L.L.C., Robert Ferguson and Scott Franzblau, dated March 30, 2009.

CUSIP NO. 670978105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2009	WESTERN INVESTMENT LLC

	By:	/s/ Arthur D. Lipson
		Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT HEDGED PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN FUND LTD.

By:	Western Investment LLC
Investment Manager

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON

CUSIP NO. 670978105

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C.
Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member

BENCHMARK PLUS PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C.
Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member

BENCHMARK PLUS MANAGEMENT, L.L.C.

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member

/s/ Robert Ferguson
ROBERT FERGUSON

/s/ Scott Franzblau
SCOTT FRANZBLAU

CUSIP NO. 670978105

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Date of Purchase / Sale	Shares of Common Stock Purchased / (Sold)	Price Per Share ($)

WESTERN INVESTMENT HEDGED PARTNERS L.P.
01/22/09	9,550		10.6467
01/22/09	500		10.6585
01/23/09	3,200		10.7085
01/26/09	1,174		10.9230
01/27/09	1,000		11.0111
02/03/09	2,350		11.2609
02/05/09	1,800		11.3045
02/09/09	3,958		11.3980
02/09/09	500		11.3705
02/11/09	2,300		11.4394
02/12/09	4,500		11.4636
02/13/09	6,948		11.5540
02/13/09	1,350		11.5238
02/17/09	5,735		11.3585
02/18/09	3,900		11.2576
02/18/09	1,800		11.2539
02/18/09	25,000	*	11.2102
02/19/09	3,700		11.1571
02/20/09	7,450		10.8803
02/23/09	5,050		10.8023
02/24/09	4,050		10.6328
02/25/09	700		10.9596
02/26/09	2,800		11.1497
03/02/09	300		11.1092

* Shares acquired in a cross trade with Benchmark Plus Institutional Partners, L.L.C., an affiliate of Western Investment Hedged Partners L.P.

CUSIP NO. 670978105

03/03/09	900		10.9481
03/04/09	4,850		10.9088
03/05/09	3,200		10.8779
03/05/09	2,000		10.8635
03/06/09	2,200		10.8375
03/09/09	3,500		10.8950
03/10/09	3,133		10.9726
03/11/09	2,334		10.9433
03/13/09	13,350	**	11.1507
03/13/09	1,033		10.9962
03/16/09	2,100		11.0895
03/17/09	900		11.1026
03/19/09	1,133		11.1523
03/20/09	2,966		11.2037
03/23/09	10,234		11.2772
03/24/09	29,933		11.2603
03/25/09	16,600		11.2277
03/26/09	16,633		11.2520
03/27/09	2,733		11.2849

WESTERN INVESTMENT LLC
None

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
01/22/09	2,710	10.6480
01/23/09	3,600	10.7085
01/26/09	1,173	10.9230
01/28/09	2,800	11.1320
01/28/09	1,000	11.1212
01/29/09	1,067	11.1450
02/02/09	1,200	11.2475

** Shares acquired in a cross trade with Western Investment Institutional Partners LLC, an affiliate of Western Investment Hedged Partners L.P.

CUSIP NO. 670978105

02/03/09	2,350	11.2609
02/04/09	400	11.2750
02/05/09	1,800	11.3045
02/06/09	1,300	11.3507
02/09/09	3,958	11.3980
02/10/09	2,000	11.4579
02/11/09	2,380	11.4393
02/13/09	6,947	11.5540
02/13/09	1,350	11.5238
02/17/09	5,735	11.3585
02/18/09	3,900	11.2576
02/19/09	5,400	11.1566
02/20/09	7,450	10.8803
02/23/09	5,050	10.8023
02/24/09	4,050	10.6328
02/27/09	800	11.0488
03/04/09	2,425	10.9099
03/09/09	2,201	10.8603
03/10/09	3,134	10.9726
03/11/09	2,333	10.9433
03/12/09	400	10.8185
03/13/09	1,033	10.9962
03/16/09	2,100	11.0895
03/17/09	900	11.1026
03/19/09	1,133	11.1523
03/20/09	2,966	11.2037
03/23/09	10,233	11.2772
03/24/09	29,933	11.2606
03/25/09	16,600	11.2277
03/26/09	25,434	11.2520
03/27/09	2,733	11.2849

CUSIP NO. 670978105

WESTERN INVESTMENT TOTAL RETURN FUND LTD.
01/22/09	2,790	10.6480
01/26/09	1,173	10.9230
01/28/09	1,400	11.1338
01/29/09	1,067	11.1450
02/03/09	1,500	11.2621
02/10/09	2,500	11.4574
02/13/09	3,002	11.5550
02/17/09	3,550	11.3590
02/23/09	2,700	10.8032
03/04/09	2,425	10.9099
03/10/09	3,133	10.9726
03/10/09	801	10.9633
03/11/09	2,333	10.9433
03/13/09	1,034	10.9962
03/16/09	2,100	11.0895
03/17/09	900	11.1026
03/19/09	1,134	11.1523
03/23/09	10,233	11.2772
03/24/09	29,934	11.2603
03/25/09	16,600	11.2277
03/26/09	7,933	11.2520
03/27/09	2,734	11.2849

ARTHUR D. LIPSON
None

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
01/22/09	1,950	10.6513
01/26/09	3,280	10.9218
01/27/09	2,900	11.0095
01/28/09	1,500	11.1369

CUSIP NO. 670978105

01/29/09	1,066		11.1497
02/03/09	1,600		11.2651
02/06/09	2,100		11.3555
02/09/09	2,984		11.4001
02/10/09	2,000		11.4604
02/11/09	2,300		11.4415
02/13/09	3,002		11.5566
02/17/09	3,880		11.3602
02/18/09	(25,000)	***	11.2055
02/19/09	(25,000)	****	11.1095

BENCHMARK PLUS PARTNERS, L.L.C.
02/06/09	1,100		11.3598
02/13/09	1,501		11.5600
02/19/09	25,000	*****	11.1144

BENCHMARK PLUS MANAGEMENT, L.L.C.
None

SCOTT FRANZBLAU
None

ROBERT FERGUSON
None

*** Shares were transferred in a cross trade with Western Investment Hedged Partners L.P., an affiliate of Benchmark Plus Institutional Partners, L.L.C.

**** Shares were transferred in a cross trade with Benchmark Plus Partners, L.L.C., an affiliate of Benchmark Plus Institutional Partners, L.L.C.

***** Shares acquired in a cross trade with Benchmark Plus Institutional Partners, L.L.C., an affiliate of Benchmark Plus Partners, L.L.C.

CUSIP NO. 670978105

SCHEDULE B

Directors and Officers of Western Investment Total Return Fund Ltd.

Name and Position	Principal Occupation	Principal Business Address

Don M. Seymour Director	Businessperson dms Management Ltd.	dms Management Ltd. PO Box 31910SMB George Town, Grand Cayman Cayman Islands

David Bree Director	Businessperson dms Management Ltd.	dms Management Ltd. PO Box 31910SMB George Town, Grand Cayman Cayman Islands

J.D. Clark & Co. Secretary	Trust Company	2225 Washington Blvd. Ogden, Utah 84401